PRUDENTIAL INVESTMENT PORTFOLIOS, INC. 15

Gateway Center Three, 4th floor

100 Mulberry Street

Newark, New Jersey 07102-4077

October 26, 2012

VIA EDGAR SUBMISSION

Mr. Larry Greene

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prudential Short Duration High Yield Income Fund, a series of

Prudential Investment Portfolios, Inc. 15
Post-Effective Amendment No. 57 to the Registration Statement
under the Securities Act of 1933 (No. 2-63394) and
Amendment No. 56 to the Registration Statement under
the Investment Company Act of 1940 (No. 811-02896)

Dear Mr. Greene:

We filed through EDGAR on August 2, 2012 on behalf of Prudential Investment Portfolios 15, Inc. (the “Company”) Post-Effective Amendment No. 55 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 54 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(2) under the 1933 Act solely for the purpose of adding a new series to the Company, the Prudential Short Duration High Yield Income Fund (the “Fund”), and initially designated October 16, 2012 as the effective date. On October 15, 2012, the Company filed on EDGAR pursuant to Rule 485(b)(1)(iii) Post-Effective Amendment No. 56 to the Registration Statement under the 1933 Act and Amendment No. 54 to the Registration Statement under the 1940 Act solely for the purpose of delaying the effectiveness of the Amendment to October 26, 2012.

This letter is intended to respond to the staff’s comments on the Amendment that you conveyed by telephone on September 18, 2012. For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 57 to the Registrant’s registration statement to be filed under Rule 485(b) with effectiveness designated for October 26, 2012. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

General

1.         Comment

Consider recent guidance by the staff of the SEC regarding derivatives disclosure that was contained in a letter dated July 30, 2010 from the SEC to the Investment Company Institute.

Response

Registrant will consider such guidance and will make any additional revisions to the Fund’s disclosure that are necessary.

2.	Comment Please review the font size of the filing and ensure that is complies with Regulation C.

Response
The Fund has review the font size contained in the filing and confirms that it complies with Regulation C.

3.         Comment
             In the “Annual Fund Operating Expenses” table:

(a)	Add a line item related to Acquired Fund fees, if applicable.

(b)	In footnote 3, the Staff requested disclosure regarding who can terminate the contractual fee waiver and under what circumstances (see Instruction 3(e) to Item 3 of Form N-1A ).

Response
(a) Although the Fund may invest in other funds, the amount of estimated expenses attributable to acquired funds does not exceed 0.01% (one basis point) of the Fund’s average net assets, and as a result the amount of such investments does not require a separate line item under Instruction 3(f)(i) to Item 3 of Form N-1A.

(b)	The last sentence of footnote 2 and 3 includes disclosure regarding who can terminate the contractual fee waiver and under what circumstances.

4.         Comment
            In the “Shareholder Fees” table, you may delete any items that have no fees.

           Response
           The Fund prefers to state “None” rather than delete the line item.

5.          Comment
 In the section entitled “Investments, Risks and Performance-Principal Risks of Investing in the Fund,” please add additional disclosure about foreign investments if it is a principal risk of the Fund. Also please explain why derivatives risk is not included.

Response
The Fund has added disclosure relating to foreign investments to the principal risk section noted above.

6.	Comment
Since the Fund invests primarily in “below investment grade” instruments that are rated by nationally recognized statistical rating organizations (“NRSROs”), please include an appendix to the prospectus describing such ratings.

Response:
The disclosure has been revised as requested to include “Appendix A: Description of Security Ratings.”

7.        Comment
 The disclosure states that the Fund normally will seek to maintain a weighted average portfolio duration of three years or less and a weighted average maturity of five years or less, please explain how this is consistent with the Fund’s name.

Response:
The Fund respectfully submits that it discussed this issue with the staff during the staff’s review of the registration statement on Form N-2 of the Prudential Short Duration High Yield Fund, Inc. (the “Short Duration Fund”) (File Nos. 333-178016 and 811-22632). The Fund and the Short Duration Fund have the same policy with respect to duration and each uses the term “short duration” in its name. The staff initially raised the issue of the Short Duration Fund’s name in a comment letter dated December 15, 2011 to the Short Duration Fund. In an email sent to the staff on January 10, 2012 (a copy of which is attached for your convenience), we provided the staff with information about funds offered by other mutual fund complexes that had a duration policy and name consistent with the Short Duration Fund’s policy and name. Subsequently, the staff informed me that the staff would not object to the use of “short duration” in the Short Duration Fund’s name.

8.        Comment
           Please define fixed income investments in the summary prospectus.

          Response
           The Fund has revised its disclosure as requested.

STATEMENT OF ADDITIONAL INFORMATION

1. Comment
The disclosure in the first and second paragraph of the portfolio manager’s incentive compensation in the section entitled “Management & Advisory Arrangements-Additional Information About the Portfolio Manager-Compensation and Conflicts of Interest” appears to have a conflict, please revise or explain how the language does not conflict.

Response:
The language has been revised as requested to eliminate the conflicting disclosures.

Tandy Representations

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or changes to disclosure in the Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Amendment may be communicated to Claudia DiGiacomo at (973) 802-5032.

Sincerely,

/s/ Claudia DiGiacomo
                                                                                                           Claudia DiGiacomo

Vice President & Corporate Counsel

Appendix

Below is the email that was previously discussed with the staff on January 10, 2012 at 6:27 p.m.

Larry,

Thank you for discussing the Fund's name rule issue with me today. As discussed we are considering changing the Fund's name to Prudential Short Duration High Yield Fund, Inc. and would like to resolve any issues with the staff with respect to that name.

Pursuant to your request, below are other funds that have the term "short duration" in their name and that have a policy that is consistent with our funds policy to maintain a weighted average portfolio duration of three years or less.

I copied the relevant disclosure from each Fund's prospectus and provided a link. If you need more information, please feel free to call me at 973 377 5783 (Wednesday) or at 973 802 5032 (Thursday or Friday). Thank you

Credit Suisse Short Duration Fund

Invests at least 80% of its net assets, plus any borrowings for investment purposes, in bonds. Normally maintains an average duration of between one and three years.

http://sec.gov/Archives/edgar/data/1166364/000110465908026832/a08-7650_1485bpos.htm

Eaton Vance Short Duration Diversified Income Fund

Under normal market conditions, the Fund will maintain a duration of no more than three years (including the effect of anticipated leverage). http://sec.gov/Archives/edgar/data/1287498/000095013505001005/b53158b7e497.txt

Calvert Short Duration Income Fund

Under normal circumstances, the Fund’s average portfolio duration will range from one to three years.

http://www.calvert.com/literature-prospectuses.html

Lord Abbett Short Duration Income Fund

The Fund attempts to manage interest rate risk through its management of the average duration of the securities it holds in its portfolio. The Fund expects to maintain its average duration range between one and three years.

https://funddocuments.lordabbett.com/funddocs/Fund.jsp?source_site=LAWEB&doc_type=P&acct=30&share_class=A

JP Morgan Short Duration Bond Fund

Under normal circumstances, the Fund invests at least 80% of its Assets in bonds. For purposes of this policy, “Assets” means net assets plus the amount of borrowings for investment purposes.

The Fund seeks to maintain a duration of three years or less, although under certain market conditions such as in periods of significant volatility in interest rates and spreads, the Fund’s duration may be longer than three years.

https://www.jpmorganfunds.com/cm/BlobServer/PR-INCABCS.PDF?blobcol=urldata&blobtable=MungoBlobs&blobkey=id&blobwhere=1158647252461&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&ssbinary=true&blobheadervalue1=inline;filename=PR-INCABCS.PDF